Alcan + Pechiney

A New World of Opportunity

December 2003

Alcan has filed with the Securities and Exchange Commission ("SEC") a registration statement to register the Alcan Common Shares to be issued in the U.S. offer, including related tender/exchange offer materials, and such registration statement has become effective. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials and other relevant documents at the SEC's Internet web site at www.sec.gov, and the transaction-related documents have been mailed to Pechiney securityholders. Additional copies of the transaction-related documents may be obtained at Alcan's expense by contacting the Information Agent for the offers, D.F. King & Co., Inc, toll-free at 1-800-488-8035 (North America), 0-800-90-2614 (France), 0-800-389-7892 (U.K.) or (44) 20-7920-9700 (collect in Europe).

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to the prospectus, dated October 24, 2003, and related materials. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements made in this communication are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the prospectus, dated October 24, 2003, included in the registration statement filed with the SEC. See the previous paragraphs for information about how you can obtain a free copy of the registration statement.

IMPORTANT ADDITIONAL INFORMATION

This presentation includes certain information concerning Pechiney and the combined business of Alcan and Pechiney. This information is subject to risks and uncertainties. We have based this information on publicly available information about Pechiney (primarily filings by Pechiney with the SEC and the French *Commission des opérations de bourse*). However, to date Pechiney has granted Alcan only limited access to non-public information regarding Pechiney and Alcan has no means of compelling such access. In addition, Pechiney's primary financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in France while Alcan's primary financial statements are prepared in accordance with Canadian GAAP. There are differences between Canadian and French GAAP. The unaudited pro forma information included herein is prepared based on the US GAAP information that Pechiney discloses publicly. Alcan has not been in a position to verify the Pechiney information or the pro forma information about the combined entity included in this presentation. Some of the information about Pechiney in this presentation is based on good faith estimates by Alcan or industry sources that may be materially inaccurate. The pro forma information presented is not necessarily indicative of the operating results or financial condition that would have been achieved had Alcan's offer for Pechiney been completed during the periods or at the times presented, nor is this information necessarily indicative of future results or conditions of Alcan after it has acquired Pechiney. The pro forma information does not reflect the impact of synergies that Alcan expects to realize over time or the costs associated with the integration of operations necessary to achieve such synergies nor does it reflect the impact of significant divestitures that Alcan must make as required by antitrust regulators. Some of the risks associated with the information about Pechiney and the combined Alcan and Pechiney is discussed under "Risk Factors" in the prospectus, dated October 24, 2003, included in the registration statement that we have filed with the SEC in connection with the offer.

Certain terms used in this presentation are defined in the appendix.

Alcan + Pechiney
A New World of Opportunity

- Strategic Rationale
- Pechiney Overview
- The Combined Company
- Business Group Impacts
- Financial Dimensions
- Summary

Compelling Strategic Rationale

Creates Substantial Value for Shareholders

- Fits strategy & value-maximizing objectives
- Strengthens Alcan as a world-leading aluminum company
- Provides broad technology leadership – core smelting technology
- Enhances aluminum fabrication portfolio, e.g. aerospace
- Creates US$6 billion packaging leader
- Accretive to EPS, free cash flow, ROCE from year one
- Well timed
- Increases future options

Strategic Rationale

US$250 Million Annual Pre-Tax Cost Synergies

Synergies are Realistic and Achievable



Logistics
4%
SG&A
31%
Purchasing
22%
Corporate
16%
Manufacturing
15%
R&D/
Technology
12%

- 100% percent of synergies by year-end 2005
- Costs
  - Implementation: US$200 million
  - CAPEX: US$50 million
- $50 million of synergies adds US$0.10 to EPS.

Regulatory Review

Clearance by MTF, DOJ and French Treasury

European Commission

- Divestiture of either
  - 50% share in the AluNorf[1] mill and the Göttingen and Nachterstedt mills
  - Neuf-Brisach[1], Rugles and, at purchaser's option, Annecy
- Continue licensing of alumina refining and smelter cell technologies
- Divestiture of Alcan's anode baking technology business
- Elimination of the overlap in aluminum aerosol cans and aluminum cartridges

US Department of Justice

- Divestiture of Pechiney's aluminum rolling mill located in Ravenswood (West Virginia)

French Treasury

- Continuity of operations at industrial sites except those which Pechiney has announced would be closed
- Location in France of:
  - Global HQ for packaging and aerospace operations
  - Global HQ of new cell technology for primary aluminum
  - European headquarters for primary aluminum operations
  - Global HQ for engineered products

➔ **Total commitments amount to approximately 5% of pro-forma sales**

(1) Alcan's Latchford casting operations can also be added to either the AluNorf or Neuf-Brisach packages at the purchaser's option.

Strategic Rationale

Integration Underway

Successful Track Record

Lessons Learned	Milestones
▪ Maintain current operating focus ▪ Line leadership of integration process ▪ Jointly staffed integration teams ▪ Fill and announce key jobs as soon as possible ▪ Timeline to achieve full synergy run-rate within 2 years	Dec 2003 – Top-level executive team and structure announced – Integration leadership team in place Jan 2004 – Completion of personnel review April 2004 – Completion of synergies review June 2004 – Final decisions on key assets

Organization

Leadership Team


Travis Engen
President and CEO
David McAusland
SVP, M & A, CLO
Geoffery Merszei
EVP, CFO
Daniel Gagnier
SVP Corp & External Affairs
Gaston Ouellet
SVP Human Resources
Pierre Vareille
SVP
Richard Evans
EVP
Brian Sturgell
EVP
Cynthia Carroll
Pres. & CEO
Primary Metal
Jean-Dominique Senard
Senior VP
Alcan Inc.
Michael Hanley
Pres. & CEO
Bauxite & Alumina
Michel Jacques
Pres. & CEO
Engineered Products
Martha Finn Brooks
Pres. & CEO
Rolled Products Americas & Asia
Christopher Bark-Jones
Pres. & CEO
Rolled Products Europe
Armin Weinhold
Senior VP
Alcan Inc.
COO
Packaging
Christel Bories
Pres. & CEO
Packaging

Pechiney's Key Strengths

ALCAN

An Industry Leader

Primary Aluminium

#1 for Aluminium technology

#1 for Service & Technical assistance

Highly competitive smelter base

Aluminium Conversion

Co-leader in aerospace

EU's Low-cost producer of Can Sheet and Automotive products

Recognized expertise in technical fabricated products

Packaging

A leading producer in Flexible Packaging

#1 in plastic and metal packaging for luxury cosmetics

#1 in collapsible tubes

Aluminum Smelting Technology Sales

Unrivaled Leadership as #1 Technology Provider

- 80% market share in the Western World in the past 10 years
- New AP50 technology ready for deployment
- Main break-through from AP50 is 15% reduction in capital invested per ton
- Presence in technology market and profitability is further enhanced by ECL, a leading provider of equipment for smelters


From the AP18 to the AP50 : 10 years of research and development in the world of aluminum smelting
AP 18
190,000 amperes
3 series of 240 pots
380,000 metric tons
AP 30
320,000 amperes
2 series of 288 pots
500,000 metric tons
AP 50
500,000 amperes
1 series of 336 pots
460,000 metric tons
Approx. 1 pot = 550 t
Approx. 1 pot = 880 t
Approx. 1 pot = 1,380 t

Pechiney Overview

Aerospace

50% market share with Airbus
Long-term Trend Towards More Plate Intensive Aircraft


Plates
(tonnes/seat)
1,5
1,4
1,3
1,2
1,1
1
0,9
0,8
0,7
0,6
0,5
0,4
0,3
0,2
0,1
0
A 380
AIRBUS INDUSTRIE
A 310
A 319
A 330
A 320
A 340/500-600
B 777
BOEING
B 737
(ng)
B 767
B 737 classic
1965
1975
1983
1985
1987
1991
1995
2005

Pechiney Overview

Aerospace

The A380 Will Significantly Impact Airbus' Plate Consumption
56% Market Share Secured To Date On New Model

Weight of plates on A320 = 90t

Weight of plates on A380 = 900t



Airbus plate consumption
180
160
140
120
100
80
60
40
20
0
Planes +12%
Plates +70%
2003
100
(plane index)
2004
2005
2006
2007
112
(plane index)
A320 family
Widebodies w/o A380
A380



A380
A380

Reference : base 100 in 2003 in equivalent A320 aircrafts

Source: Airlines monitor & Pechiney

International Trade

A Profitable Business That Benefits From Scale

Three businesses:

- Agencies: International network trading goods for Pechiney as well as for third parties
- Distribution: France, Germany / mostly semi-finished aluminum
- Physical trading: Alumina, aluminum, copper, etc.

Rationale:

- Takes advantage of volumes shipped by business units to enhance traded quantities and to improve margins
- Conservative risk approach and strict monitoring of risk limits
- A long standing track record of high profitability

Pechiney Overview

Continuous Improvement

- Took 2½ years to prepare before it was launched in December 2001
- Operational for almost 2 years
- Delivered 228 million euros of cumulative gains at the end of Q3 2003



Target €450m of continuous improvement gains on an annual basis by end 2004

The Combined Company

Global Group – Balanced Presence

88,000 Employees, 322 Operating Facilities in 50 Countries Around the World



North America
Pro Forma 2002 Revenues: US$8.2 billion
No. Employees: 27,000
No. Facilities: 92

Europe
Pro Forma 2002 Revenues: US$10.5 billion
No. Employees: 47,000
No. Facilities: 185

S.A./Australia/Asia/Africa
Pro Forma 2002 Revenues: US$5.2 billion
No. Employees: 14,000
No. Facilities: 45

North American Global Headquarters:	
Bauxite & Alumina	Montreal
Primary Metal	Montreal
RP - Americas & Asia	Cleveland

European Global Headquarters:	
Packaging	Paris
RP - Europe	Zurich
Engineered Products	France

Revenues are presented on the basis of the average US$/Euro exchange rate during 2002

The Combined Company

Diversified Business Mix

Balanced Portfolio

2002 Revenue

Alcan: US$12.3 Bn



21%
42%
Interco
18%
37%

Pechiney: US$11.4 Bn(1),(2)



18%
Interco
5%
42%
17%
3%
20%

Pro Forma: US$23.7 Bn(1),(2)



Trading
21%
Primary
30%
Other
2%
Interco
12%
Packaging
20%
Fabrication
27%

(1) Including Pechiney trading revenue of US$4.8 billion
(2) On the basis of average US$/€ exchange rate during 2002 of .95

The Combined Company

Increased Core Market Presence

Strengthens Current Position

2002 Revenue By End-Use Market[(1)] [(2)]

Alcan


16%
26%
26%
17%
7%
8%

Pechiney


36%
17%
5%
8%
18%
10%
6%

Pro Forma


Beverage Cans
13%
Packaging
30%
Other
23%
Aerospace
2%
Aluminum Ingot
17%
Transportation
8%
Building &
Construction
7%

(1) Excludes Pechiney trading revenues of US$4.8 billion

(2) On the basis of average US$/€ exchange rate during 2002 of .95

Source: Pechiney figures are based on estimates derived from publicly available documents

Business Group Impact

Bauxite & Alumina

8 Alumina Refineries on 4 Continents -- 6.0 Mt of Capacity*


2002 Production
kt
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
12,154
6,422
5,127
4,272
3,989
3,103
2,933
2,150
2,015
1,799
1,782
AWAC
Pro forma Alcan
Chalco
Alcan
BHP Billiton
Glencore
Kaiser
Pechiney
Comalco
Rusal
CVG-Bauxilum

- No. 2 in global capacity
- Combined position balanced
- Further 20% of QAL increases ownership to 41.4%, making Alcan single largest shareholder

- Integrate complementary bauxite mines and alumina refineries
- Re-evaluate alumina expansion opportunities
- Optimize technology of the two companies

*Equity share of capacity

Business Group Impact

Primary Aluminum

24 Smelters on 5 Continents -- 3.4 Mt of Capacity


2002 Production
16%
14%
12%
10%
8%
6%
4%
2%
0%
3,495
3,239 (1)
2,309
2,243
1,407
1,037
950
733
712
Alcoa
Pro forma Alcan
RusAl
Alcan
VAW
Billiton
Pechiney
Chinalco
Comalco

- Largest share of low-cost smelting capacity in the world
  - 50% in bottom third of global cost curve
- Advanced high-amperage smelting technology (AP-30 & AP-50 cell)
- Alcan's wholly-owned hydro power

- Diversified low-cost primary position
- Greater scale and financial strength to leverage AP-50 technology
- Increased brownfield and greenfield opportunities

(1) Adjusted to include Alouette for full year Source: CRU (Industry and Market Outlook, January 2003)

Business Group Impact

Rolled Products

Largest Low-cost Rolling System
3.4 Mt of Sheet and Foil Capacity in 12 Countries


SMS





- Positioned to serve growing demand for automotive applications in North America and Europe
- Capacity and reach to address expanding aluminum fabrication needs in any region
- Leverage best manufacturing practices
- Product mix optimization/plant reloading opportunities

Business Group Impact

Engineered Products

$2.6 Billion in Revenues and 74 Facilities in 17 countries


CENTRE VILLE 24
A3XX

- Entry into high value-added aerospace market and excellent platform to grow business. No. 1 supplier to Airbus.
- Hard-alloy extrusions complement Alcan's specialty soft/medium extrusion operations in Europe
- Full range of product and technical solutions for aerospace and transportation applications
- Synergy opportunities

Business Group Impact

Packaging

Creates No. 1 Food Flexibles and Pharma Packaging Supplier

$6 Billion in Revenues and 190 Facilities in 26 Countries

Food Flexible #1


MAXWELL HOUSE
Trident
Dove

Pharma #1



Tobacco #2



Cosmetics Leader



- Improves ability to serve multinational customers through size and scale
- Increases presence in Americas and reinforces leadership position in Europe
- Leverages technological and geographic diversity
- Creates significant synergy opportunities
- Increases backward integration into film production
- Strong platform for future growth

Financial Dimensions

Summary of Terms

92% of Pechiney Shares Tendered in Initial Offer Period

Consideration

Per Pechiney share

– €28.60 in cash, plus €1 bonus if more than 95% of Pechiney capital and voting rights on a fully diluted basis are tendered (including subsequent offering period).

– .5441 Alcan shares

€83.40 per OCEANE, plus €0.40 bonus.

Assuming 100% of Pechiney acquired:

Alcan common to be issued:	43 million
Cash consideration for:	
Pechiney Shares	$2.70 billion
OCEANEs	$0.80 billion
Total	$3.50 billion

Cash consideration financed by:

Bonds	10 yr	$0.50 billion
	30 yr	$0.75 billion
Floating rate notes		$1.00 billion
Commercial paper and other s/t funding		$1.25 billion

Remaining Transaction Milestones

Alcan Committed to Successful Process

Main Steps	Time Period
▪ Initial Offer closed	November 24
▪ Publication of Final Results of Offer Period	December 5
▪ Opening of Subsequent Offer Period	December 9
▪ Settlement of Initial Offer	December 15
▪ Closing of Subsequent Offer	December 23
▪ Publication of Results of Subsequent Offer	January 7
▪ Settlement of Subsequent Offer	January 14
▪ Buy-out Offer & Compulsory Tender (if 95% tendered)	TBD

Sensitivities

Estimated After-tax Impact on Long-term Profitability

	Change in full year average	Pre-Pechiney Net Inc.	Pre-Pechiney EPS	Post- Pechiney Net Inc.	Post- Pechiney EPS
Aluminum	+US$100/mt	$120 M	$0.37	$190 M	$0.52
Exchange Rates *					
Canadian dollar	+1 US cent	($11) M	$(0.03)	($11) M	$(0.03)
Euro	+1 US cent	$4 M	$0.01	$0 M	$0.00
Australian dollar	+1 US cent	($2) M	$0.00	($3) M	$(0.01)

*Excludes balance sheet translation impact

Invest with Confidence

Committed to Maximizing Value

- Modern asset base
- CAPEX in line with depreciation
- Strong and stable free cash flow
- Increased leverage to the LME
- Resilient performance in downturns
- Solid track record capturing synergies
- Greater opportunities to create value

Appendix

Business Group Profiles

Combined Company

	President and CEO	Head Office Location	Sales Revenue* (billions)	Number of Employees	Number of Countries
Bauxite and Alumina	Michael Hanley	Montreal, Canada	US$ 1.6	4,800	9
Primary Metal	Cynthia Carroll	Montreal, Canada	US$ 7.1	20,000	13
Rolled Products Americas and Asia	Martha Finn Brooks	Cleveland, USA	US$ 3.5	5,600	5
Rolled Products Europe	Chris Bark-Jones	Zurich, Switzerland	US$ 2.4	6,700	7
Engineered Products	Michel Jacques	Paris, France	US$ 2.6	9,700	20
Packaging	Christel Bories	Paris, France	US$ 5.8	33,000	26

*2002 Pro-Forma

Bauxite & Alumina

8 Alumina Refineries on 5 Continents -- 6.0 Mt of Capacity*



Vaudreuil alumina (1.1 Mt)
specialty chemicals (160 kt)

Gardanne alumina (650 kt)

Alufin alumina (18kt)

Utkal bauxite (35%)

CBG bauxite (21.9 %, 2.7 Mt)

St Nicolas alumina (60.2%, 450 kt)
Delphes Distomon bauxite (60.2%, 580 kt)

Ely bauxite

MRN bauxite (12.5%, 2.0 Mt)
Alumar alumina (10%, 130 kt)
Ouro Preto bauxite (500 kt)
Ouro Preto alumina (135 kt)

Ghana bauxite (80%, 700 kt)

Gove bauxite (6.0 Mt)
Gove alumina (1.9 Mt)

QAL alumina (41.4%, 1.6 Mt)

*Equity share of plant capacity

Primary Aluminum

24 Smelters on 5 Continents -- 3.4 Mt of Capacity*



Laterriere (219 kt)
Shawinigan (91 kt)
Alouette (40%, 97 kt)
Grand Baie (196 kt)
Beauharnois (50 kt)
Arvida (248 kt)
Alma (400 kt)
Bécancour (25%, 100 kt)
Kitimat (277 kt)
Sebree (196 kt)
Aratu (58 kt)
Ouro Preto (51 kt)
Isal (172 kt)
Lochaber (40 kt)
Lynemouth (164 kt)
PNL (85%, 163kt)
Soeral (50%, 66 kt)
Steg (40 kt)
St Nicolas (60%, 98 kt)
Alucam (47%, 45 kt)
Dunkerque (245 kt)
St-Jean-de-Maurienne (132 kt)
Lannemezan (50 kt)
Tomago (51.5%, 242 kt)

*Equity share of capacity

Rolled Products Americas & Asia

2.0 Mt of Sheet and Foil Capacity in 5 Countries


Kingston
Oswego
Saguenay
Terre Haute
Warren
Fairmont
Greensboro recycling
Logan
Louisville
Berea recycling
Pinda
Utinga
Yeongju (68%)
Ulsan (68%)
Bukit Raja (60%)

Rolled Products Europe

1.4 Mt of Sheet and Foil Capacity in 7 Countries



Falkirk
Bridgenorth
Warrington recycling
Rogerstone
Rugles*
Flemalle
Dudelange
Annecy*
Norf (50%)*
Nachterstedt*
Göttingen*
Ohle, Ludenscheid
Singen
Sierre, Kreuzlingen
Pieve, Bresso
Borgofranco recycling
Neuf Brisach*

*Subject to review and possible divestiture. See slide 7.

Engineered Products

US$2.6 billion in Revenues
80 Sites in 20 Countries



GBR
BEL, NLD
DNK
DEU
CZE
CAN
FRA
USA
AUT
HUN
CHN
ECU
SGP
PRT
BRA
ROM
SVN
ITA
CHE

Extrusions	▲
Composites	●
Distribution	◆
Automotive	■
Cable	▶
Aerospace	◀

Packaging

$6 billion in Revenues
190 Sites in 26 Countries



North America
35 Facilities
27 Facilities
Europe
49 Facilities
58 Facilities
Asia & Pacific
3 Facilities
10 Facilities
South America
5 Facilities
2 Facilities
Africa
1 Facility

Western World Aluminum Balance

Primary Metal

(kt)

	2001	2002	**2003*f***
Production	16,670	17,230	**17,730**
FSU/China/E. Europe	2,700	2,750	**3,150**
SUPPLY	19,370	19,980	**20,880**
% Change	-1.9%	+3.1%	**+4.5%**
DEMAND	18,920	19,570	**20,490**
% Change	-6.2%	+3.4%	**+4.7%**
INVENTORY CHANGE	+450	+410	**+390**

Aluminum – Rolled & Fabricated Products

2002 Pro Forma Revenues by End Market


Other
26%
Can & Closure
29%
Automotive
11%
Foilstock
10%
Aerospace
3%
Distribution & Industry
19%
Lithographic
2%

Source: Pechiney figures based on estimates derived from publicly available documents.

2002 Financial Highlights Pro-forma

($US million)	Alcan	Pechiney[1]	Pro Forma[1],[2]
Revenues	$12,327	$11,404	$23,731
BGP [3] from operating segments	$2,029	$783	$2,832
% Margin	*16.4%*	*6.9%*	*11.9%*
% Margin without trading revenues	***16.4%***	***10.7%***	***14.4%***
Capital Expenditures	$711	$455	$1,183

(1) Includes US$4.8 billion of trading revenue and US$72 million of related BGP
(2) Indicative only. Unaudited figures. Accounting principles and policies not harmonized. Combination represents sum of the two standalone businesses without transaction adjustments
(3) Business Group Profit

2003 Nine-Month Highlights Pro-forma

($US million)	Alcan	Pechiney[1]	Pro Forma[1],[2]
Revenues	$10,105	$9,081	$19,186
BGP[3] from operating segments	$1,576	$675	$2,251
% Margin	*15.6%*	*7.4%*	*11.7%*
% Margin without trading revenues	***15.6%***	***12.1%***	***14.4%***
Capital Expenditures	$578	$375	$953

(1) Includes US$3.9 billion of trading revenue and US$50 million of related BGP

(2) Indicative only. Unaudited figures. Accounting principles and policies not harmonized. Combination represents sum of the two standalone businesses without transaction adjustments

(3) Business Group Profit

ALCAN